EXHIBIT

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the "40-F") of Entrée Gold Inc. (the "Company") to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to the use of and reference to my name as a Qualified Person for Sections 1 to 16 and 18 to 22 of the Technical Report ("Lookout Hill Project, Mongolia, NI 43-101 Technical Report with an Effective Date 29 March 2007) under the heading "Description of the Business, Lookout Hill Property" in the Company's Annual Information Form for the year ended December 31, 2006, with an Effective Date March 30, 2007, and in the 40-F.

Sincerely,

"signed and sealed"

Name: Robert Cinits, P.Geo
Title: Principal Geologist
Company: AMEC Americas Limited

Date: April 3, 2007

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-3030
Fax (604) 664-3057